Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

“John Smith”	“Gregory Martin”
John Smith	Gregory Martin
President and Chief Executive Officer	Chief Financial Officer

March 11, 2012

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March 11, 2012

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of Silver Standard Resources Inc.’s and its subsidiaries (the “Company”) December 31, 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows and for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2011, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s and its subsidiaries’ internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

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Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010

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Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2011 and 2010 and January 1, 2010
(expressed in thousands of United States dollars)

		December 31	December 31	January 1
	Note	2011	2010	2010
		$	$	$
Current assets
Cash and cash equivalents	3	329,055	232,311	26,659
Trade and other receivables	4	19,401	35,916	8,251
Other current assets	5	33,539	33,651	19,722
Inventory	6	94,681	40,176	20,565
		476,676	342,054	75,197
Non-current assets
Property, plant and equipment	7	544,111	499,632	496,824
Investment in associate	8	136,342	226,271	-
Deferred income tax assets	9	21,591	-	-
Value added tax receivable	10	89,160	70,782	54,094
Other non-current assets	5	8,222	9,251	8,015
Total assets		1,276,102	1,147,990	634,130

Current liabilities
Trade and other payables	11	48,023	35,163	50,682
Taxes payable		22,498	-	-
Warrant liability	12	7,067	-	-
		77,588	35,163	50,682
Non-current liabilities
Deferred income tax liabilities	9	41,331	26,765	1,949
Non-current taxes payable		-	3,671	3,373
Close down and restoration provision	13	46,653	12,671	10,340
Convertible notes	14	125,313	116,125	107,895
Derivative liability	14	1,242	21,735	20,728
Total liabilities		292,127	216,130	194,967

Shareholders' equity
Share capital	15	705,876	676,651	538,700
Other reserves	16	6,515	63,257	46,966
Retained earnings (accumulated deficit)		271,584	191,456	(146,999)
Total shareholders' equity attributable to shareholders of the Company		983,975	931,364	438,667

Non-controlling interest	7	-	496	496

Total liabilities and equity		1,276,102	1,147,990	634,130
Events after the reporting date (note 8)
Commitments (note 23 (c))

The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on March 11, 2012

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Statements of Income
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars, except per share amounts)

	Note	2011	2010
		$	$

Revenue		147,845	112,256
Cost of sales	17	(95,926)	(98,122)
Income from mine operations		51,919	14,134

General and administrative expenses	17	(23,651)	(28,896)
Exploration and evaluation expenses		(5,703)	(2,400)
Operating income (loss)		22,565	(17,162)

Gain on sale of mineral property	7	49,856	402,009
Gain on partial disposal of associate	8	38,776	-
Interest earned and other finance income	18	2,291	1,400
Interest expense and other finance costs	18	(17,392)	(16,363)
Other income (other expenses)	19	18,080	1,706
Foreign exchange loss		(2,651)	(942)
Income before tax		111,525	370,648

Income tax expense	9	(31,397)	(32,193)

Net income and net income attributable to shareholders		80,128	338,455

Weighted average shares outstanding (thousands)
Basic	20	80,324	77,972
Diluted	20	80,660	78,356

Earnings per share
Basic	20	$1.00	$4.34
Diluted	20	$0.99	$4.32

The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	2011	2010
		$	$

Net income for the period attributable to shareholders		80,128	338,455
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities, net of tax		(13,820)	15,907
Realized gain on the disposal of marketable securities recycled to net income, net of tax		(4,731)	(2,645)
Share of other comprehensive loss of associate	8	(3,516)	-
Cumulative translation adjustment		(2,163)	1,832
Other comprehensive income (loss)		(24,230)	15,094

Total comprehensive income attributable to shareholders		55,898	353,549
Non-controlling interests		-	-
Total comprehensive income		55,898	353,549

The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Retained earnings	Total	Non-	Total
		Shares	Amount	reserves	(accumulated	attributable to	controlling	equity
				(note 16)	deficit)	shareholders	Interest
		000's	$	$	$	$	$	$
Balance, January 1, 2010		71,965	538,700	46,966	(146,999)	438,667	496	439,163

Issue of ordinary shares, net of costs		6,729	114,677	-	-	114,677	-	114,677
Exercise of stock options		971	23,274	(6,956)	-	16,318	-	16,318
Share-based compensation		-	-	8,153	-	8,153	-	8,153
Total comprehensive income for the year		-	-	15,094	338,455	353,549	-	353,549
Balance, December 31, 2010		79,665	676,651	63,257	191,456	931,364	496	931,860

Balance, January 1, 2011		79,665	676,651	63,257	191,456	931,364	496	931,860
Exercise of stock options		1,028	29,225	(8,990)	-	20,235	-	20,235
Share-based compensation		-	-	4,676	-	4,676	-	4,676
Transactions with non-controlling interests	7	-	-	(28,198)	-	(28,198)	(496)	(28,694)
Total comprehensive income (loss) for the period		-	-	(24,230)	80,128	55,898	-	55,898
Balance, December 31, 2011		80,693	705,876	6,515	271,584	983,975	-	983,975

The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	2011	2010
		$	$
Cash flows from operating activities
Net income for the year		80,128	338,455
Adjustments for:
Depletion, depreciation and amortization		16,832	22,436
Share-based payments		4,754	7,877
Close down and restoration provision		1,596	1,798
Gain on sale of mineral property and property plant and equipment		(49,856)	(402,009)
Write-down of inventory to net realizable value		1,625	6,700
Accretion expense on convertible notes		9,188	8,230
Accretion income on convertible debenture		(691)	(865)
Other income		(19,136)	(1,690)
Gain on partial disposal of associate		(38,776)	-
Deferred income tax expense (recovery)		(4,950)	29,594
Foreign exchange loss (gain)		6,618	4,309
Net changes in non-cash working capital items	25	(1,653)	(25,944)

Cash used in operating activities		5,679	(11,110)

Cash flows from investing activities
Purchase of property, plant and equipment		(29,055)	(50,564)
Mineral property expenditures		(36,379)	(52,912)
Value added tax recoverable		(24,302)	(19,344)
Proceeds from sale of marketable securities		-	11,015
Acquisition of non-controlling interest		(18,172)	-
Proceeds from repayment of convertible debenture receivable		10,060	-
Net proceeds from partial disposal of associate		112,381	-
Net proceeds from sale of mineral properties		56,447	204,491

Cash generated by investing activities		70,980	92,686

Cash flows from financing activities
Proceeds from issuance of common shares (net of costs)		-	107,758
Proceeds from exercise of stock options		20,085	16,318

Cash generated by financing activities		20,085	124,076

Increase in cash and cash equivalents		96,744	205,652
Cash and cash equivalents, beginning of period		232,311	26,659
Cash and cash equivalents, end of period		329,055	232,311

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including San Luis in Peru, Diablillos in Argentina, and Pitarrilla and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)    Basis of preparation and first time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS. In the financial statements, the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

The basis of preparation of these annual consolidated financial statements is different to that of the most recent comparative year’s annual consolidated financial statements due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported statement of income and statement of financial position is provided in note 26. This note includes reconciliations of equity and of income for the period ended December 31, 2010 previously reported under Canadian GAAP to those amounts reported under IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 11, 2012, the date the statements were issued.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company’s transition date to IFRS is January 1, 2010. The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”. In preparing the Company’s first IFRS financial statements these transition rules have been applied to the amounts previously reported under Canadian GAAP. In general IFRS 1 requires accounting policies to be applied retrospectively, however it allows certain exemptions in order to assist companies with the transition process. The Company has applied the following optional exemptions:

-	IFRS 3 “Business combinations” has not been applied to business combinations that occurred before the date of transition.

-

The Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition, transferring any balances to the opening accumulated deficit at that date. Any gains or losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

-	IFRS 2 “Share-based payment” has only been applied to share-based payments which had not vested at January 1, 2010.

-

Full retrospective application of IFRIC 1, “Changes in existing decommissioning, restoration and similar liabilities” has not been applied to the Company’s close down and restoration provision that existed prior to the transition to IFRS.

-	The Company has elected to deem the fair value of the Pirquitas mine at the date of transition to IFRS to be its cost as of that date.

IFRS 1 also requires that estimates made under IFRS must be consistent with estimates made for the same date under Canadian GAAP except where adjustments are required to reflect any differences in accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving judgement or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2 (u).

b)    Accounting convention

These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2 (r).

c)    Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, its associate (note 8), and its controlled subsidiaries (note 24(c)).

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiaries

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All inter-company transactions and balances have been eliminated on consolidation.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non- controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

Associates

An associate is an entity over whose operating and financial policies the Company exercises significant influence. Significant influence is presumed to exist where the Company has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Company holds less than 20 per cent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company’s share of the net assets, post tax results and reserves of the associate are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Company, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Company’s share of the associate’s results. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

d)    Foreign currency translation

   (i)    Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in United States dollars.

   (ii)   Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

   (iii)  Subsidiaries

The results and financial position of subsidiaries and of the associate that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	Assets and liabilities are translated at the period-end exchange rate;
-	Income and expenses for each statement of income are translated at average exchange rates for the period; and
-	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

e)    Revenue recognition

The Company’s primary source of revenue is from the sale of metal-bearing concentrate. Revenue from the sale of concentrate is recognized in the financial statements when the following criteria have been met:

-	the significant risks and rewards of ownership have passed to the customer;
-	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;
-	the amount of revenue can be measured reliably;
-	it is probable that economic benefits associated with the sale will flow to the Company; and
-	the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from the sale of concentrate is recorded in the statement of income net of charges for shipping, refining and smelting. Revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Concentrate sales typically are provisionally valued upon shipment, with the final value of the concentrate sale determined after receipt of final weights and assays and after the contractually-agreed metal pricing period, which typically occurs two to six months after shipment. Once the recognition criteria are met, fair value is estimated and revenues are recorded, based on metal spot prices at that date, provisionally-estimated amounts of metals contained, and processing charges. As a result of this process, the value of concentrate receivables changes during the period between initial recognition and final pricing. This component of the contract is an embedded derivative, which is recognized at fair value based on the forward sales price at the end of the reporting period with changes in value recorded in revenue. Such adjustments to revenue for metal prices are recorded at each reporting date, until the final sales price has been determined.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)    Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of three months or less. Short-term investments consist of treasury bills issued by the governments of Canada and the United States of America.

g)    Inventory

Stockpiled ore, work in process and finished goods inventory are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventory as incurred. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.

Any write-downs of inventory to NRV are recorded as cost of sales in the statement of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Low-grade resources which are not scheduled for processing within the next twelve months are classified as long-term inventory. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys.

Work in process inventory includes the fine ore stockpile and in-circuit inventories in the milling process. Finished goods inventory includes metal concentrates at our operations and in transit.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

h)    Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified mineral resource. Exploration and evaluation activity includes:

-	acquiring the rights to explore;
-	researching and analyzing historical exploration data;
-	gathering exploration data through topographical, geochemical and geophysical studies;
-	exploratory drilling, trenching and sampling;
-	determining and examining the volume and grade of the resource;
-	surveying transportation and infrastructure requirements; and
-	compiling pre-feasibility and feasibility studies.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

General exploration costs are expensed in the period incurred.

Exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within ‘exploration and development expenditure’, a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

All exploration costs at operating properties are expensed as incurred until a proven economically recoverable reserve is identified.

Once a mining project has been established as commercially viable, expenditures other than those on land, buildings, plant and equipment are capitalized as ‘mineral properties’ together with any amount transferred from ‘exploration and development expenditure’.

i)    Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, the major overhaul of existing equipment, and sustaining capital are capitalized as property, plant and equipment on the statement of financial position and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

j)    Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	3 - 10 years
Mine plant equipment	11 years
Leasehold improvements	Lease term

16 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Land is not depreciated.

‘Mineral properties’ are depreciated using the units-of-production method. In applying the units-of-production method depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on proven and probable mineral reserves.

The Company conducts an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

k)    Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and recorded within mineral properties and subsequently amortized over the life of the mine on a units-of-production basis.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit of the mineral property by providing access to additional sources of ore are capitalized and amortized over the relevant mineral reserves.

l)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

m)    Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.

17 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

n)    Share capital

Common shares issued by the Company are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.

o)    Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Cash-settled arrangements such as the Non-employee Directors’ Deferred Share Unit plan (“DSU Plan”), the Restricted Share Unit Plan (“RSU Plan”) and the Performance Share Unit Plan (“PSU Plan”) are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or other payables depending on whether they are share-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The fair value of DSU’s and RSU’s is based on the quoted market price of the Company’s common shares, and the PSU’s are valued using a Monte Carlo simulation. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalized against that asset.

p)    Taxation

The tax expense for the period is comprised of current and deferred tax. Taxation is recognized in the statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.

18 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(i)    Current income tax

Current tax for each taxable entity in the Company is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the statement of financial position.

(ii)   Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii)  Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included within the cost of sales.

q)    Earnings per share

Basic earnings per share for the year is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.

A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.

19 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.

r)    Financial instruments

(i)    Financial assets and liabilities

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

The Company has not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows:

Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the statement of income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short term.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories.

Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available for sale assets are recognized in the statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.

Other financial liabilities Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the statement of income over the period to maturity using the effective interest method.

Derivative financial instruments The Company’s policy with regard to ‘Financial Risk Management’ is set out in note 23. When the Company enters into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2 (e). Embedded derivatives in the convertible debenture receivable and the convertible notes are described in notes 5 and 14 respectively.

(ii)   Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii)  Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(iv)   Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.

s)    Provisions for close down and restoration and for environmental clean-up costs

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.

The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within property, plant and equipment. These costs are then depreciated over the lives of the asset to which they relate, typically using the units-of-production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of income as a financing cost.

Provision is made for the estimated present value of the costs of environmental clean-up obligations outstanding at the statement of financial position date. These costs are charged to the statement of income as an operating cost.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

t)    Leases

Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

u)    Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or notes to the financial statements, and the key areas are summarized below.

Areas of judgement that have the most significant effect on the amounts recognized in these consolidated financial statements are:

-	Review of asset carrying values and impairment assessment;

-	Mineral reserve and mineral resource estimates;

-	Determination of useful lives of property, plant and equipment;

-	Valuation of inventory;

-	Close down and restoration provision;

-	Deferred tax assets and liabilities; and

-	Functional currency.

Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

-	Review of asset carrying values and impairment assessment;

-	Mineral reserve and mineral resource estimates;

-	Valuation of inventory;

-	Close down and restoration provision;

-	Determination of the fair values of share-based compensation and of financial instruments; and

-	Deferred tax assets and liabilities.

Each of these judgements and estimates is considered in more detail below.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy (note 2 (m)), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

Mineral reserve and mineral resource estimates The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration costs.

Determination of useful lives of property, plant and equipment The Company uses the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable mineral reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation. Other assets are depreciated using the straight-line method, which includes significant management judgement to determine useful lives.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of estimated future sales price, production and selling costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Close down and restoration provision Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwinding of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in mineral reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the statement of income. In order to compute this fair value the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involved various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation methods described in note 2(d).

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

v)    Future accounting changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011, the IASB issued the following statements:

i.	IFRS 10, Consolidated Financial Statements (“IFRS 10”) (see further details below)

ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)

iii.	IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) (see further details below)

iv.	IAS 27, Separate Financial Statements (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28, Investments in Associates (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011, the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial Statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of this standard will impact the presentation of the statement of other comprehensive income from the date of adoption; the Company has not determined whether it will adopt the standard early.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Cash and bank balances	94,711	61,663	21,659
Short-term investments	234,344	170,648	5,000
	329,055	232,311	26,659

4.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Trade receivables	-	15,409	3,335
Tax receivables	7,040	10,989	1,018
Prepayments and deposits	6,656	5,779	2,013
Other receivables	5,705	3,739	1,885
	19,401	35,916	8,251

The Company expects full recovery of the amounts outstanding and therefore no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within twelve months.

Credit risk has been further discussed in note 23(b). The Company did not hold any collateral for any receivable amounts outstanding at December 31, 2011, December 31, 2010, or January 1, 2010.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	OTHER ASSETS

	December 31, 2011		December 31, 2010		January 1, 2010
	Non-current	Current	Non-current	Current	Non-current	Current
	$	$	$	$	$	$
Financial assets:
Restricted cash (a)	1,768	-	2,071	-	1,934	-
Marketable securities (b)	-	33,539	-	33,465	-	17,863
Convertible debenture receivable (c)	-	-	7,180	186	6,081	1,859
	1,768	33,539	9,251	33,651	8,015	19,722
Other assets:
Long-term inventory (note 6)	6,454	-	-	-	-	-
	8,222	33,539	9,251	33,651	8,015	19,722

(a)

The Company has security deposits with various government agencies in relation to its close down and restoration provisions. $25,000 (December 31, 2010 - $328,000; January 1, 2010 - $191,000) is in the form of cash deposits and $1,743,000 (December 31, 2010 - $1,743,000; January 1, 2010 - $1,743,000) is security for a reclamation bond.

(b)	Marketable securities’ cost at December 31, 2011 was $29,793,000 (December 31, 2010 - $8,604,000; January 1, 2010 - $7,732,000).

(c)

The Company received a $10,060,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation (“Aurcana”) as part of the consideration received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011, and the Company had the option to convert any portion of the principal amount into Aurcana common shares at a deemed conversion price of C$1.52 per share (up to 6,600,000 shares) until that date. In 2009, the coupon rate on the debenture was revised from 3% per year to 1.5% in the first year and 4% per year thereafter, which resulted in an impairment of $2,002,000 for the year ended December 31, 2009.

On March 25, 2011, the terms of the convertible debenture receivable were renegotiated so that Aurcana was required to pay C$7,000,000 on July 15, 2011 and the remaining C$3,000,000 in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000, recorded within other income (note 19). The Company retained the option to convert any portion of the remaining principal amount into Aurcana common shares at the deemed conversion price of C$1.52 per share (up to 1,980,000 shares) until July 15, 2012.

The Company settled the debenture receivable in full on December 22, 2011.

Prior to being settled the Company presented the note receivable separately from the conversion feature. The Company estimated the carrying value of the note receivable component using a discounted cash flow model, and estimated the fair value of the conversion feature using the Black-Scholes model. The value of the conversion feature was remeasured at each reporting date until settlement, with changes in the fair value recorded in other income (other expenses) (note 19).

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	OTHER ASSETS (Cont’d)

Movement in the convertible debenture receivable was as follows:

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	7,366	6,258
Interest accrued	1,158	1,253
Interest received	(658)	(412)
Principal received	(10,060)	-
Fair value of conversion feature adjustment	(386)	(102)
Impairment reversal	2,400	-
Foreign exchange impact	180	369
Balance, end of year	-	7,366

The components of the convertible debenture receivable were as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Accrued interest	-	186	177
Fair value of conversion feature	-	386	475
Debt portion	-	6,794	5,606
Total	-	7,366	6,258

For the year ended December 31, 2010 and as at January 1, 2010, the fair value of the conversion feature was determined using the Black-Scholes valuation model under the following assumptions:

	December 31,	January 1,
	2010	2010

Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	1.68	1.43
Expected life (years)	0.5	1.5
Expected volatility (%)	89.7	119.8

29 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	INVENTORY

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Current:
Finished goods	44,524	6,919	6,141
Stockpiled ore	36,414	26,327	9,310
Materials and supplies	13,743	6,930	5,114
	94,681	40,176	20,565
Non-current:
Stockpiled ore	6,454	-	-
	101,135	40,176	20,565

The Company holds low grade stockpiled ore that will be processed at the end of the life of the mine. The NRV is computed using long term metal prices and in 2011 this resulted in the write down in value noted below. Inventory held at NRV at December 31, 2011 was $6,454,000 (December 31, 2010 - nil; January 1, 2010 - $9,115,000).

For the year ended December 31, 2011, a NRV write-down of inventory of $1,625,000 (2010 - $6,700,000) was included in the statement of income as a cost of sale.

30 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2011
	Plant and	Mineral	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure
				(note 7(a))

Cost
Balance, January 1, 2011	263,305	76,209	8,695	190,909	539,118
Additions	3,611	33,827	27,751	33,494	98,683
Disposals	(4,569)	(256)	-	(19,623)	(24,448)
Costs written off	-	-	-	(4,624)	(4,624)
Transfers	18,333	-	(18,333)	-	-
Balance, end of period	280,680	109,780	18,113	200,156	608,729

Accumulated depreciation
Balance, January 1, 2011	(35,450)	(4,036)	-	-	(39,486)
Charge for the year	(25,869)	(3,513)	-	-	(29,382)
Disposals	4,250	-	-	-	4,250
Balance, end of period	(57,069)	(7,549)	-	-	(64,618)

Net book value at December 31, 2011	223,611	102,231	18,113	200,156	544,111

	December 31, 2010
	Plant and	Mineral	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure
				(note 7(a))

Cost
Balance, January 1, 2010	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	-	(14,031)	-	-
Balance, end of period	263,305	76,209	8,695	190,909	539,118

Accumulated depreciation
Balance, January 1, 2010	(16,944)	(618)	-	-	(17,562)
Charge for the year	(19,370)	(3,418)	-	-	(22,788)
Disposals	864	-	-	-	864
Balance, end of period	(35,450)	(4,036)	-	-	(39,486)

Net book value at December 31, 2010	227,855	72,173	8,695	190,909	499,632

No items of property, plant and equipment have been pledged as security for liabilities.

During the year ended December 31, 2011, the Company identified certain indicators that the mineral property asset constituting the Pirquitas mine, the CGU, may have been impaired. The indicators included a reduction in the mineral reserves and resources and an increase in the close down and restoration provision (note 13) which resulted in an increase to mineral properties. The Company therefore assessed the recoverable amount of this CGU and concluded that it exceeded the carrying value, so no impairment was recorded. The recoverable amount was estimated using a discounted cash flow approach based upon the most recent life-of-mine plan, and an estimated silver price based on market consensus, and a discount rate of 9%.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(a)	Exploration and development expenditures on mineral properties were as follows:

			December 31, 2011	December 31, 2010
	Acquisition	Exploration	Total	Total
	costs	costs
	$	$	$	$
Exploration projects
Bowdens, Australia (i)	-	-	-	19,685
Challacollo, Chile	2,990	5,668	8,658	9,206
San Agustin, Mexico	101	2,150	2,251	1,654
Veta Colorada, Mexico	3,851	1,025	4,876	4,845
Nazas, Mexico (ii)	565	511	1,076	1,423
Berenguela, Peru	10,645	6,167	16,812	16,480
Candelaria, United States	2,434	3,874	6,308	6,022
Maverick Springs, United States	565	2,125	2,690	2,628
Other exploration projects (iv)	2,907	3,405	6,312	5,743

Development projects
Diablillos, Argentina	4,530	16,836	21,366	18,765
Pitarrilla, Mexico	17,806	78,194	96,000	77,796
San Luis, Peru (iii)	668	33,139	33,807	26,662
	47,062	153,094	200,156	190,909

(i)

On September 23, 2011, the Company completed the sale of its 100% interest in the Bowdens project located in Australia to Kingsgate Consolidated Limited (“Kingsgate”). Under the terms of the agreement, the Company received total consideration of $70,655,000. The consideration comprised cash payments of $45,090,000 (of which $40,045,000 was received during the year and $5,045,000 is due to be paid on June 30, 2012), and 3,440,367 common shares of Kingsgate with a fair value of $25,565,000. The total gain recorded on the sale of this mineral property was $51,359,000 before tax expense of $16,058,000.

(ii)

During the year ended December 31, 2011, the Company elected not to continue its option on the Navidad claims group, which constitute one area of the Nazas property. As a result the Company wrote off accumulated costs of $4,514,000, reflected in other expenses (note 19).

(iii)

On July 28, 2011, the Company completed the 100% acquisition of the San Luis property in Peru (70% interest held at December 31, 2010) from Esperanza Resources Corp. (“Esperanza”). The Company paid consideration of $17,865,000 in cash and transferred to Esperanza the 6,459,000 shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty (“NSR”) on future production. The total fair value of the consideration paid to acquire the 30% interest held by Esperanza was $28,694,000, which includes transaction costs of $306,000. The carrying amount of the non-controlling interest in the San Luis project on the date of acquisition was $496,000. This transaction did not result in a change of control and therefore the Company recognized a decrease in non-controlling interest of $496,000 and a decrease in other reserves of $28,198,000 (note 16).

32 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(iv)

In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after-tax gain of $13,073,000.

8.	INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	December 31, 2011	December 31, 2010
	$	$
Common shares of Pretium Resources Inc.	136,342	187,202
Convertible note from Pretium Resources Inc.	-	39,069
	136,342	226,271

Investment in associate reflects activity for the years as follows:

	December 31, 2011	December 31, 2010
	$	$
Carrying amount, beginning of year	226,271	-
Acquisition	-	226,348
Partial disposition	(82,138)	-
Dilution	1,803	-
Share of net loss	(6,078)	(77)
Share of other comprehensive loss	(3,516)	-
Carrying amount, end of year	136,342	226,271

On December 21, 2010, the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Total consideration was $442,260,000, which comprised 32,537,833 Pretium common shares at their fair value of $191,869,000, cash of $211,322,000 (before underwriters’ fees of $12,427,000), and a non-interest-bearing convertible promissory note in the principal amount of $39,069,000. The Company recognized a gain on sale of mineral properties from this transaction of $388,761,000 net of selling costs of $5,922,000 (after-tax gain $360,612,000). The Company’s ownership interest in Pretium as a result of this transaction was 41.27% .

33 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	INVESTMENT IN ASSOCIATE (Cont’d)

At December 31, 2010, the convertible note was included in the carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011, whereby the Company received gross proceeds of $18,083,000. On January 31, 2011, the balance of the note in the amount of $20,986,000 was converted into 3,625,500 common shares of Pretium at their fair value of $22,946,000, resulting in a $1,092,000 gain on settlement. The Company recognized transaction costs of $1,631,000 in the statement of income for the year ended December 31, 2011. The transaction costs and the gain on settlement of the note are recognized within the gain on sale of mineral property in the statement of income, as they are interrelated with the original sale transaction for the Snowfield and Brucejack properties.

On April 8, 2011, the Company sold 11,500,000 of its Pretium common shares by completing a secondary offering of 11,500,000 units at C$10.00 per unit. Each unit consisted of one Pretium common share and half of a warrant to acquire an additional Pretium common share for C$12.50 within twelve months. The Company received cash proceeds from this offering of $120,117,000 before transaction costs of $7,734,000. As a result of this transaction, the Company recognized a gain on partial disposal of its associate of $38,776,000 (an after-tax gain of $34,687,000). The warrants issued in the unit offering were recognized as a liability and are recorded at fair value (note 12). Following the closing of the offering, the Company’s ownership interest in Pretium was 28.86%.

On July 15, 2011, Pretium completed a private placement of 1,390,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest (to 28.39%) and a dilution gain of $1,803,000, which was recognized in other income (note 19).

The fair value of Pretium's common shares at December 31, 2011, excluding potential selling costs, according to published price quotations was $303,359,000 (December 31, 2010 - $209,040,000).

Summarized financial information for Pretium is as follows:

	December 31, 2011	December 31, 2010
	$	$
Assets	506,167	499,158
Liabilities	(7,350)	(40,876)
Revenues	-	-
Net loss	(17,573)	(14,127)

Subsequent to the reporting date, on February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company’s interest to 27.99% and a dilution gain of $4,260,000.

34 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX

Significant components of income tax expense recognized in the statements of income are as follows:

	December 31,	December 31,
	2011	2010
	$	$
Current tax:
Current tax on taxable income of the current year	36,347	2,599
Deferred tax:
Origination and reversal of temporary differences	(4,950)	29,594
Total tax expense	31,397	32,193

The tax expense on the Company’s income before tax is reconciled to the amount that would arise using the Canadian tax rate applicable to income of the consolidated entities as follows:

	December 31,	December 31,
	2011	2010

Statutory tax rate	26.50%	28.50%

	$	$

Income for the year before taxes	111,525	370,648

Provision for income taxes based on statutory rates	29,554	105,634
Differences in foreign and future tax rates	5,844	(2,893)
Foreign exchange	4,349	489
Partial sale of associate and sale of mineral properties taxed at
capital gains rates	(4,522)	(60,324)
Tax benefits (not recognized) and other	(3,828)	(10,713)
	31,397	32,193

The applicable tax rate in Canada for the year ended December 31, 2011 was 26.5%, which reflects the legislated provincial tax rate decrease from the prior year of 28.5% .

35 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

The company recognizes certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Deferred tax assets
Property, plant and equipment	10,853	-	-
Foreign exchange losses	3,554	-	-
Inventory	2,290	-	-
Other	4,894	-	-
Total deferred tax assets	21,591	-	-

Deferred tax liabilities
Mineral properties	(28,111)	(7,037)	(1,949)
Marketable securities and investments	(13,220)	(19,728)	-
Total deferred tax liabilities	(41,331)	(26,765)	(1,949)

Net deferred tax liabilities	(19,740)	(26,765)	(1,949)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31,	December 31,
	2011	2010
	$	$
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	15,047	-
Deferred tax assets to be recovered within 12 months	6,544	-
Total deferred tax assets	21,591	-

Deferred tax liabilities
Deferred tax liabilities to be discharged after more than 12 months	(36,547)	(19,566)
Deferred tax liabilities to be discharged within 12 months	(4,784)	(7,199)
Total deferred tax liabilities	(41,331)	(26,765)

Net deferred tax liabilities	(19,740)	(26,765)

36 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

The movement in the net deferred income tax liability account was as follows:

	December 31,	December 31,
	2011	2010
	$	$

Balance, beginning of year	(26,765)	(1,949)
Recovered from (charged to) the statement of income	4,950	(29,594)
(Tax charge)/credit related to components of other comprehensive income	1,982	(1,833)
Recovery to share capital	-	5,109
Exchange differences	93	1,502
Balance, end of year	(19,740)	(26,765)

The following items were charged (credited) to the statement of income during the year:

	December 31,	December 31,
	2011	2010
	$	$

Property plant and equipment	(10,853)	199
Capital and non capital losses	95	1,280
Foreign resource pools	(283)	-
Share issuance costs	1,275	-
Marketable securities and investments	(12,571)	31,753
Other	(3,688)	(8,526)
Mineral properties	21,075	4,888
	(4,950)	29,594

The Company also has the following balances in respect of which no deferred tax asset was recognized:

	December 31,	December 31,
	2011	2010
	$	$

Property plant and equipment	3,155	21,898
Capital and non capital losses	60	373
Foreign resource pools	316	618
Other	1,875	3,572
	5,406	26,461

The company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income tax expense in that period.

37 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	CURRENT AND DEFERRED INCOME TAX (Cont’d)

At December 31, 2011, the Company had the following estimated tax operating losses available to reduce future taxable income. The losses expire at various dates and amounts between 2012 and 2031, with the exception of tax losses incurred in Chile which are available indefinitely:

$

Argentina	7,153
Chile	355
Mexico	59,692
Peru	48
U.S.A.	2,006

10.	VALUE ADDED TAX RECEIVABLE

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Current	1,482	901	19
Non-current	89,160	70,782	54,094
	90,642	71,683	54,113

In countries where value added tax (“VAT”) has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. Current VAT is presented within current tax receivables (note 4).

VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentine law once the mine reaches the production stage. Production commenced at the mine on December 1, 2009, and as a result the Company has applied to the Argentine government to recover the applicable VAT. The Company believes that the balance is fully recoverable and has not provided an allowance.

38 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	TRADE AND OTHER PAYABLES

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Trade payables	12,648	9,683	28,124
Accrued liabilities	32,174	22,449	20,141
Current portion of close down and restoration provision (note 13)	1,125	955	341
Accrued interest on convertible notes (note 14)	2,076	2,076	2,076
	48,023	35,163	50,682

All trade and other payables are expected to be settled within twelve months.

12.	WARRANT LIABILITY

As part of its offering of Pretium shares on April 8, 2011 (note 8), the Company issued 5,750,000 Pretium common share purchase warrants (the “Pretium warrants”). Each Pretium warrant is exercisable at a price of C$12.50 until April 7, 2012. Upon issuance of the Pretium warrants the Company recognized a liability of $7,500,000 in the statement of financial position and recognized transaction costs of $433,000 in the statement of income. The liability is recorded at FVTPL. The trading price of the Pretium warrants at December 31, 2011 was C$1.25. This price was unchanged from the trading price at inception, and therefore, there was no remeasurement effect on the Consolidated Statement of Income for the year ended December 31, 2011 other than foreign exchange.

13.	CLOSE DOWN AND RESTORATION PROVISION

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	13,626	10,643

Liabilities settled during the year	(251)	(223)
Accretion expense	1,596	1,798
Foreign exchange gain	(1,020)	(55)
Revisions and new estimated cash flows	33,827	1,463

Balance, end of year	47,778	13,626

Less: current portion of close down and restoration provision in	(1,125)	(955)
Long-term close down and restoration provision	46,653	12,671

39 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	CLOSE DOWN AND RESTORATION PROVISION (Cont’d)

The Company’s close down and restoration provision relates to the restoration and closure of the Company’s mining operations and projects under development (note 7). The provision is initially recorded at net present value, and subsequently re-measured at each reporting period. During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. This is a prospective change in estimate and had no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature (note 2(u)) from the timing of cash flows, inflationary environment and impact of exchange rates.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

-	Total undiscounted value of estimated future cash outflows: $100,297,000 (2010 - $26,642,000);
-	Discount interest rate: 9.75% (2010 - 11%); and
-	Settlement of obligations expected to occur over the next 12 years.

14.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a)	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes;
b)	the trading price of the Notes, per $1,000 principal amount, falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate;
c)	the Notes are called for redemption;
d)	upon the occurrence of specified corporate transactions; or
e)	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at the Company’s election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to the Company, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date. Subject to specified conditions, the Company shall pay the purchase price in cash. On and after March 5, 2013, the Company may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, the redemption date.

40 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES (Cont’d)

The Notes contain an embedded derivative due to the fact that if the holder elects to exercise their conversion option, the Company has the option to settle in either cash or common shares. At initial recognition the value of the Notes was allocated as follows:

	Fair	Transaction	Net
	Value	Costs	Value
	$	$	$
Fair value of debt	99,144	(3,773)	95,371
Fair value of derivative liability	38,856	(1,473)	37,383
	138,000	(5,246)	132,754

The debt portion has been designated as an ‘other financial liability’ so that it is recorded at amortized cost, net of transaction costs, and is accreted over an expected life of 5 years until March 2013 using the effective interest method.

The movement in the debt portion of the Notes during the years comprised the following:

	December 31,	December 31,
	2011	2010
	$	$
Balance, beginning of year	118,201	109,971
Accretion of discount	9,188	8,230
Interest accrued	6,210	6,210
Interest paid	(6,210)	(6,210)
Balance, end of year	127,389	118,201
Accrued interest	(2,076)	(2,076)
Non-current portion of convertible notes	125,313	116,125

The derivative liability is recognized as FVTPL, all transaction costs were expensed upon recognition and the instrument is re-measured at each reporting period using a binomial tree approach. For the year ended December 31, 2011, the Company recorded an unrealized gain on the derivative liability of $20,182,000 (2010 - unrealized loss of $1,109,000) (note 19). The following key assumptions were used to obtain the valuation:

	December 31,	December 31,	January 1,	February 27,
	2011	2010	2010	2008
Expected dividend yield (%)	-	-	-	-
Average risk-free interest rate (%)	2.57	4.13	4.58	4.62
Expected life (years)	16.3	17.3	18.3	20.0
Expected volatility (%)	65.0	57.5	60.0	60.0
Implied yield on straight debt (%)	7.07	11.39	12.60	11.85

41 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized capital

The Company has unlimited authorized common shares with no par value.

b) Public share offering

In February 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $4,821,000, net proceeds were $109,568,000. The Company also recognized an income tax recovery of $5,109,000 relating to share issuance costs.

c) Stock options

The Company has an incentive plan, approved by the Company’s shareholders at its annual general meeting held on May 14, 2008 and subsequently amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and expire after 7 years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued during the year ended December 31, 2011 and the year ended December 31, 2010 was as follows:

		December 31		December 31
		2011		2010
	Number	Weighted	Number	Weighted
	of stock	average	of stock	average
	options	exercise	options	exercise
		price		price
		(C$/option)		(C$/option)

Outstanding, beginning of period	4,703,870	27.18	5,271,118	26.40
Granted	518,500	24.79	605,000	17.82
Exercised	(1,028,391)	(18.97)	(971,578)	(17.00)
Expired	(787,500)	(34.48)	-	-
Forfeited	(1,528,107)	(32.21)	(200,670)	(27.72)

Outstanding, end of period	1,878,372	23.86	4,703,870	27.18

During the year ended December 31, 2011, the Company granted 518,500 (December 31, 2010 – 605,000) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$15.64 to C$28.78 (December 31, 2010 – C$17.38 to C$26.55) and expiry dates ranging from January 27, 2018 to November 17, 2018.

42 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

As of December 31, 2011, incentive stock options constitute 2.3% (December 31, 2010 – 5.9%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2011 and December 31, 2010 were $107,000 and $20,242,000, respectively.

The weighted average fair value of stock options granted during the year ended December 31, 2011 and year ended December 31, 2010 were estimated to be C$11.28 and C$9.00 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	Year ended	Year ended
	December 31	December 31
	2011	2010

Expected dividend yield (%)	-	-
Average risk-free interest rate (%)	2.20	2.90
Expected life (years)	4.8	6.5
Expected volatility (%)	55.0	53.0

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

The weighted average share price, at the date of grant, of stock options granted in the period was C$24.02 (2010 - C$17.36) .

The weighted average share price at the date of the exercise of stock options was C$26.60 (2010 - C$24.74) .

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

	Stock options outstanding		Stock options exercisable
		Weighted		Weighted
		average		average
	Stock options	remaining	Stock options	exercise
	outstanding	contractual life	exercisable	price
Exercise prices (C$)		(years)		(C$/option)

11.50 – 17.38	711,136	8.6	271,135	15.19
21.07 – 24.61	461,736	7.4	230,493	23.99
26.23 – 29.02	432,500	4.7	153,333	28.97
34.71 – 40.62	273,000	0.8	273,000	35.97
	1,878,372	6.3	927,961	25.76

43 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

d) Deferred Share Units (“DSUs”)

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company’s common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the Company’s common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.

		December 31,		December 31,
		2011		2010
	Number	Fair	Number	Fair
	of DSUs	value	of DSUs	value
		$		$
Outstanding, beginning of year	90,361	2,527	59,704	1,312
Granted	21,151	555	39,398	772
Redeemed	(13,223)	(342)	(8,741)	(159)
Fair value remeasurement	-	(1,377)	-	602
Outstanding, end of year	98,289	1,363	90,361	2,527

The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses.

e) Restricted Share Units (“RSUs”)

During the year ended December 31, 2011, the Company implemented the RSU Plan. RSUs are granted to employees based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period, and are cash-settled immediately upon vesting.

RSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to a mineral property.

		December 31,
		2011
	Number	Fair
	of RSUs	value
		$/unit
Outstanding, beginning of year	-	-
Granted	93,300	26.61
Settled	-	-
Forfeited	(16,500)	-
Fair value remeasurement	-	(12.35)
Outstanding, end of year	76,800	14.26

At December 31, 2011, an accrued liability of $382,000 (December 31, 2010 - nil; January 1, 2010 - nil) was recorded with a corresponding share-based payment expense.

44 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont’d)

f) Performance Share Units (“PSU”)

During the year ended December 31, 2010 the Company implemented the PSU Plan for grants commencing in 2011. PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vest after a two-year performance period. The vesting of these awards is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted.

PSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period using a Monte Carlo simulation. The associated compensation cost is recorded in general and administrative expenses.

		December 31,
		2011
	Number	Fair
	of PSUs	value
		$/unit
Outstanding, beginning of year	-	-
Granted	141,800	31.70
Settled	-	-
Forfeited	(32,100)	-
Fair value remeasurement	-	(24.01)
Outstanding, end of year	109,700	7.69

At December 31, 2011, an accrued liability of $311,000 (December 31, 2010 - nil; January 1, 2010 - nil) was recorded with a corresponding share-based payment expense.

g) Share-based compensation

Share-based compensation consists of the fair values of both equity-settled and cash-settled awards as follows:

	2011	2010
	$	$
Equity-settled	4,676	8,153
Cash-settled	(589)	1,162
Total	4,087	9,315

Share-based compensation for the years ended December 31, 2011 and 2010 has been recognized in the financial statements as follows:

	2011	2010
	$	$
General and administrative expense	4,052	8,984
Property, plant and equipment	35	331
Total share-based compensation	4,087	9,315

45 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	OTHER RESERVES

	December 31,	December 31,
	2011	2010
	$	$
Foreign currency translation reserve

At January 1	1,832	-
Parent company and subsidiary companies' currency translation adjustments	(4,781)	1,832
Currency translation adjustments recycled to net income on disposals	(898)	-

At December 31	(3,847)	1,832

Available for sale revaluation reserves

At January 1	19,301	6,039
Unrealized gains (losses) on available for sale securities	(15,778)	17,142
Foreign exchange gains	699	1,117
Deferred income tax recovery (expense)	1,259	(2,352)
Realized gains on available for sale securities recycled to net income (loss), net of tax	(4,731)	(2,645)

At December 31	750	19,301

Transactions with non-controlling interests

At January 1	-	-
Acquisition of non-controlling interest in subsidiary	(28,198)	-

At December 31	(28,198)	-

Share-based compensation reserve

At January 1	42,124	40,927
Stock options exercised	(8,990)	(6,956)
Share-based compensation	4,676	8,153
At December 31	37,810	42,124

Total other reserves	6,515	63,257

46 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	OPERATING COSTS BY NATURE

a)	Cost of sales

	December 31,	December 31,
	2011	2010
	$	$
Cost of inventory	66,694	67,231
Depletion, depreciation and amortization	16,546	22,151
Export duties (1)	12,686	8,740
	95,926	98,122

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial Argentina court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter was decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

Up to December 31, 2011, the Pirquitas mine had paid $6,649,000 in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the accrual totalled $13,101,000, and $10,538,000 has been included in cost of sales for the year. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

b)	General and administrative

	2011	2010
	$	$
Salaries and benefits	9,804	11,251
Share-based compensation	4,052	8,984
Consulting and professional fees	1,790	2,383
Travelling expense	1,673	968
Shareholder and investor relations	1,055	651
Insurance expense	846	784
Directors fees and expenses	688	424
Rent expense	685	621
Computer expenses	456	310
Listing and filing fees	374	204
Recruiting expense	323	364
Depreciation and amortization	286	285
Reclamation expense	251	166
Other expenses	1,368	1,501
	23,651	28,896

47 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	FINANCE INCOME AND EXPENSES

a) Interest earned and other finance income

	2011	2010
	$	$
Interest earned	1,600	535
Accretion earned on convertible debenture receivable	691	865
Total interest earned and other finance income	2,291	1,400

b) Interest expense and other finance costs

	2011	2010
	$	$
Interest expense on convertible notes	(6,210)	(6,210)
Accretion expense on convertible notes	(9,188)	(8,230)
Accretion of close down and restoration provision	(1,596)	(1,798)
Other interest expense	(398)	(125)
Total interest expense and other finance costs	(17,392)	(16,363)

48 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	OTHER INCOME (OTHER EXPENSES)

	2011	2010
	$	$
Reversal of impairment of convertible debenture	2,400	-
Unrealized gain (loss) on financial instruments at FVTPL(1)	20,182	(1,109)
Gain on sale of marketable securities	5,453	3,114
Write-off of mineral property costs	(4,624)	(238)
Gain on dilution of associate	1,803	-
Share of loss of associate	(6,078)	(77)
Miscellaneous income (expense)	(1,056)	16
	18,080	1,706

(1) Financial instruments held at FVTPL include the conversion feature of the convertible debenture receivable (note 5), the warrant liability (note 12), and the conversion option embedded in the convertible notes (note 14).

20.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended December 31, 2011 and 2010 are based on the following:

	2011	2010

Earnings used in the calculation of diluted earnings per share	$80,128	$338,455

Weighted average number of common shares issued (thousands)	80,324	77,972
Adjustments for dilutive instruments:
Stock options (thousands)	336	384
Weighted average number of common shares for diluted earnings per share (thousands)	80,660	78,356

Basic earnings per share	$1.00	$4.34
Diluted earnings per share	$0.99	$4.32

The convertible notes (note 14) in certain circumstances are convertible at the request of the holders. In such an event the initial principal would be repayable in cash and any incremental value settled at the election of the Company in either cash or common shares, or a combination of the two. The potential dilutive impact of the shares is therefore only that portion of the Notes where the share price exceeds the conversion price of $43.33 per share. Given that at December 31, 2011 and December 31, 2010 the share price was significantly below the conversion price an assumed conversion by holders would not have any dilution impact because the balance would be repaid in full in cash.

49 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS

The Company is a resource company focused on acquisition, exploration, development and operation of silver- dominated projects primarily in the Americas.

An operating segment is defined as a component of the Company:

-	that engages in business activities from which it may earn revenues and incur expenses;
-	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and,
-	for which discrete financial information is available.

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates these projects between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, the Pirquitas mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment. The following reporting segments have been identified:

-	Pirquitas mine; and
-	Exploration and development properties.

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

	Pirquitas mine	Exploration and	Other	Total
		development	reconciling
December 31, 2011		properties	items (i, ii)
	$	$	$	$
Revenue from external customers	147,845	-	-	147,845

Cost of inventory and export duties	(79,380)	-	-	(79,380)
Depletion, depreciation and amortization	(16,546)	-	-	(16,546)
Cost of sales	(95,926)	-	-	(95,926)
Income from mine operations	51,919	-	-	51,919

Operating income (loss)	47,691	(1,143)	(23,983)	22,565
Income before income tax	39,126	46,040	26,359	111,525

Interest income and other finance income	-	-	2,291	2,291
Interest expense and other finance costs	(1,542)	(114)	(15,736)	(17,392)
Write-off of mineral property costs	-	(4,624)	-	(4,624)
Income tax expense	(21,050)	(9,524)	(823)	(31,397)

Total assets	568,212	232,038	475,852	1,276,102
Non-current assets	459,789	202,752	136,885	799,426
Total liabilities	(94,395)	(22,355)	(175,377)	(292,127)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes the equity-accounted investment in Pretium.

50 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont’d)

	Pirquitas mine	Exploration and	Other	Total
		development	reconciling
December 31, 2010		properties	items (i)
	$	$	$	$
Revenue from external customers	112,256	-	-	112,256

Cost of inventory and export duties	(75,971)	-	-	(75,971)
Depletion, depreciation and amortization	(22,151)	-	-	(22,151)
Cost of sales	(98,122)	-	-	(98,122)

Income from mine operations	14,134	-	-	14,134

Operating income (loss)	12,525	(377)	(29,310)	(17,162)
Income (loss) before income tax	7,552	(596)	363,692	370,648

Interest income and other finance income	-	-	1,400	1,400
Interest expense and other finance costs	(1,491)	(220)	(14,652)	(16,363)
Income tax recovery (expense)	(5,712)	654	(27,135)	(32,193)

Total assets	452,256	196,829	498,905	1,147,990
Non-current assets	378,352	191,698	235,886	805,936
Total liabilities	(56,823)	(2,064)	(157,243)	(216,130)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

Segment revenue by product

	2011	2010
	%	%
Silver	94	100
Zinc	6	-

Segment revenue by location of customer

100% of revenues are attributable to the Pirquitas mine segment. Revenues were from a single customer based in Switzerland.

51 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	OPERATING SEGMENTS (Cont’d) Non-current assets by location

	December 31, 2011	December 31, 2010
	$	$
Canada	138,205	235,563
Argentina	481,654	397,447
Mexico	108,674	89,540
Peru	50,950	43,456
United States	10,942	10,419
Australia	-	19,970
Chile	9,001	9,541
Total	799,426	805,936

22.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, other financial assets, trade and other payables, warrant liabilities and convertible notes.

a) Financial assets and liabilities by category

	Loans and		Available	Other financial
At December 31, 2011	receivables	FVTPL	for sale	liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	329,055	-	-	-	329,055
Trade and other receivables	5,045	-	-	-	5,045
Other financial assets (3)	1,768	-	33,539	-	35,307
Total financial assets	335,868	-	33,539	-	369,407

Financial liabilities
Trade and other payables	-	-	-	46,898	46,898
Warrant liability	-	7,067	-	-	7,067
Convertible notes (4)	-	1,242	-	125,313	126,555
Total financial liabilities	-	8,309	-	172,211	180,520

52 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

	Loans and		Available	Other financial
At December 31, 2010	receivables	FVTPL	for sale	liabilities	Total

Financial assets
Cash and cash equivalents	232,311	-	-	-	232,311
Trade and other receivables (1)	-	15,409	-	-	15,409
Other financial assets (2, 3)	9,051	386	33,465	-	42,902
Total financial assets	241,362	15,795	33,465	-	290,622

Financial liabilities
Trade and other payables	-	-	-	34,208	34,208
Convertible notes (4)	-	21,735	-	116,125	137,860
Total financial liabilities	-	21,735	-	150,333	172,068

	Loans and		Available	Other financial
At January 1, 2010	receivables	FVTPL	for sale	liabilities	Total

Financial assets
Cash and cash equivalents	26,659	-	-	-	26,659
Trade and other receivables (1)	-	3,335	-	-	3,335
Other financial assets (2, 3)	9,399	475	17,863	-	27,737
Total financial assets	36,058	3,810	17,863	-	57,731

Financial liabilities
Trade and other payables	-	-	-	50,341	50,341
Convertible notes (4)	-	20,728	-	107,895	128,623
Total financial liabilities	-	20,728	-	158,236	178,964

(1)	Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).
(2)

The convertible debenture receivable is allocated between FVTPL and loans and receivables. The conversion feature is recognized at FVTPL whilst the note receivable is designated within loans and receivables.

(3)	Other financial assets include marketable securities which have been designated as available for sale assets
(4)	The embedded share purchase option of the convertible notes is recognized at FVTPL whilst the debt portion is designated as an other financial liability.

53 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

b)    Fair value of financial instruments

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial assets
Trade and other receivables	5,045	5,045	15,409	15,409	3,335	3,335
Other financial assets	35,307	35,307	42,902	42,902	27,737	27,737
Total financial assets	40,352	40,352	58,311	58,311	31,072	31,072

Financial liabilities
Warrant liability	7,067	7,067	-	-	-	-
Convertible notes	126,555	136,275	137,860	143,506	128,623	129,030
Total financial liabilities	133,622	143,342	137,860	143,506	128,623	129,030

The carrying values of cash and cash equivalents, certain other financial assets, trade and other payables, approximate their fair values due to their relatively short maturity.

54 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	FINANCIAL INSTRUMENTS (Cont’d)

Fair value hierarchy

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	33,539	-	-	33,539
Warrant liability	7,067	-	-	7,067
Derivative liability	-	1,242	-	1,242
	40,606	1,242	-	41,848

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions, and the warrant liability are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and Trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

The value of the Company’s Notes’ embedded share purchase option is also included in Level 2 of the fair value hierarchy as they are valued using an option pricing model. This model requires a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company has investments in asset-backed commercial paper which are included within Level 3 in the fair value hierarchy because they trade infrequently. At December 31, 2011, December 31, 2010, and January 1, 2010 the fair value was considered to be $nil.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2011 or 2010.

55 | P a g e

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below.

a)    Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

 (i)  Price Risk

This is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

-	global or regional consumption patterns;
-	the supply of, and demand for, these metals;
-	speculative activities;
-	the availability and costs of metal substitutes;
-	inflation; and
-	political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company’s trade receivable exposure to variations in commodity prices.

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

A 10% increase in the average commodity price for the year, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

	2011	2010
Products	$	$
10% increase in silver price	9,005	7,359
10% increase in zinc price	605	-
10% increase in diesel and natural gas prices	(1,192)	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii)  Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company’s sales of silver and zinc are denominated in US dollars and thus the risk is related to costs incurred and other non-USD financial instruments.

The following are the most significant areas of exposure to currency risk:

	December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	80,480	6,051	-	584
Marketable securities	13,753	-	19,787	-
Accounts receivable	-	-	5,045	-
Value added tax receivable	-	89,636	-	1,006
Trade and other payables	(7,825)	(11,608)	(16,500)	(1,114)
Warrant liability	(7,067)	-	-	-
Total	79,341	84,079	8,332	476

	December 31, 2010
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	164,557	9,588	151	487
Marketable securities	36,700	-	-	-
Accounts receivable	4,821	-	-	-
Value added tax receivable	-	71,683	-	-
Trade and other payables	(5,984)	(13,044)	(12)	(219)
Total	200,094	68,227	139	268

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

The Company monitors and manages this risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollars is managed. As at December 31, 2011 the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to the Company’s after-tax net income:

	2011	2010
	$	$
Canadian dollar	(5,830)	(12,183)
Argentine peso	(5,635)	(4,514)
Australian dollar	(630)	(10)
Mexican peso	(33)	(19)

(iii)  Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the notes are recorded at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

As at December 31, 2011, the weighted average interest rate on our cash and cash equivalents was 0.14% (2010 - 0.89%) .. With other variables unchanged, a 1% increase in the interest rate would increase after tax net income by $2,340,000 (2010 - $450,000).

b)    Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilise highly rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

Credit risk related to trade receivables The Company is subject to significant concentrations of credit risk related to trade receivables because all of its sales through 2011 were to a single customer. However, the Company has not recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into sales agreements with additional customers in 2012.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax receivable balance that is collectible with the government of Argentina. The balance is expected to be recoverable in full but due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company’s maximum exposure to credit risk as at December 31 was as follows:

	2011	2010
	$	$
Cash and cash equivalents	329,055	232,311
Value added tax receivable	90,642	71,683
Trade and other receivables	5,045	35,916
Other financial assets	1,768	9,051
	426,510	348,961

At December 31, 2011, no amounts were held as collateral.

c)    Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure as described in note 23(d). The Company’s objective is to ensure that there are sufficient financial resources to meet its business requirements for a minimum of twelve months.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows as at December 31, 2011:

	Payments due by period
Contractual obligations	Total	Less than one year	1 - 3 years	4-5 years	After 5 years
	$	$	$	$	$

Trade and other payables	46,898	46,898	-	-	-
Convertible notes (i)	138,000	-	138,000	-	-
Interest on convertible notes (i)	1,004	-	1,004	-	-
Capital expenditure commitments	9,635	7,573	2,062	-	-
Minimum lease rental and lease payments	505	453	52	-	-

Total contractual obligations	196,042	54,924	141,118	-	-

(i)

Convertible notes are due in 2028 but are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest of 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $44.33 per common share (note 14).

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company’s commitments through 2012.

d)    Capital management

The Company’s objectives when managing capital are:

-	to safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives;

-	to maintain a flexible capital structure which optimizes the cost of capital; and

-	to provide an adequate return to shareholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity, non-current convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.

The Company issued convertible notes (note 14) but these do not contain any financial covenants. Accordingly, as of December 31, 2011, there were no externally-imposed capital requirements.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	RELATED PARTY TRANSACTIONS

a)    Related party transactions

During the year ended December 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $82,000 (2010 - $19,000) from companies related by common directors or officers, including Pretium. At December 31, 2011, trade and other receivables include $101,000 (2010 - $2,000) and trade and other payables include $688,000 (2010 - nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

b)    Key management compensation

Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	December 31,	December 31,
	2011	2010
	$	$
Salaries and other short-term employee benefits	2,252	3,507
Post-employment benefits	25	55
Termination benefits	1,067	1,160
Share-based compensation (i)	2,904	6,619
Total compensation	6,248	11,341

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the Consolidated Statements of Income.

c)    Principal Subsidiaries

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico S.A. de C.V.	Mexico	100%	San Agustin, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100%	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc.	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USA (Nevada)	100%	Maverick Springs

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$
Trade and other receivables	19,831	(20,245)
Other financial assets	-	(201)
Inventory	(50,073)	(26,945)
Trade and other payables	11,728	21,447
Taxes payable	16,861	-
	(1,653)	(25,944)

During the year ended December 31, 2011 and 2010 the Company conducted the following non-cash investing and financing transactions:

	2011	2010
	$	$
Shares received for sale of mineral property	15,133	187,202
Fair value of marketable securities transferred to acquire non-controlling interest	(10,522)	-
Transfer of share-based payment reserve upon exercise of stock options	(8,990)	(6,956)
Promissory note received for sale of Snowfield and Brucejack properties	-	39,069

During the year ended December 31, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	2011	2010
	$	$
Interest paid	6,210	6,210
Taxes paid	16,430	-

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these consolidated financial statements have been applied for the years ended December 31, 2011 and December 31, 2010, and in the preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in accordance with its previous basis of accounting (Canadian GAAP). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statement of financial position and statement of income is set out in the following tables and accompanying notes.

a)    Reconciliation of equity as at:

		December 31,	January 1,
		2010	2010
		$	$
Total equity reported under Canadian GAAP		1,031,772	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(i)	(79,842)	(84,018)
Close down and restoration provision	(ii)	(76)	-
Share-based compensation	(iii)	(52)	-
Functional currency	(iv)	4,654	5,030
Convertible notes	(v)	(18,859)	(17,086)
Deferred tax liabilities	(vii)	(5,737)	(1,949)

Total equity reported under IFRS		931,860	439,163

b)    Reconciliation of total comprehensive income for the year ended December 31, 2010:

		2010
		$
Total comprehensive income as reported under Canadian GAAP		359,501

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	(i)	4,176
Close down and restoration provision	(ii)	(76)
Share-based compensation	(iii)	991
Functional currency	(iv)	(373)
Convertible notes	(v)	(1,773)
Deferred tax liabilities	(vii)	(8,897)

Total comprehensive income as reported under IFRS		353,549

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

c)	Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010 (note 2(a)). The fair value of the mine was determined to be $317,275,000 following a discounted cash flow analysis using a discount rate of 10%. The resulting adjustment between the carrying value under Canadian GAAP and the deemed cost of $84,018,000 was charged to the opening accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to the close down and restoration provision (note 26 (c)(ii)), capitalized interest (note 26(c)(vi)) and deferred tax liabilities (note 26(c)(vii)). The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

	Canadian GAAP	Transition to IFRS adjustment				IFRS
		Fair value as	Close down	Capitalised
		deemed cost of	and restoration	borrowing	Deferred
	January 1, 2010	Pirquitas	provision	costs	taxes	January 1, 2010
			(ii)	(vi)	(vii)

Producing properties	180,018	(84,018)	313	797	(20,262)	76,848
Construction in progress	8,015	-	-	-	-	8,015
Mining equipment	12,478	-	-	-	-	12,478
Plant and equipment	219,305	-	407	-	-	219,712
Other	222	-	-	-	-	222
Total	420,038	(84,018)	720	797	(20,262)	317,275

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset reduced cost of sales by $4,176,000 for the year ended December 31, 2010.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(ii)   Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in note 2(a), the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $810,000 to the carrying value of the liability and to the carrying value of the corresponding property, plant and equipment asset, of which $720,000 related to Pirquitas.

For the year ended December 31, 2010 the Company recorded an adjustment of $713,000 to the carrying value of the liability and related mineral property asset, with a $76,000 impact on earnings.

(iii)  Share-based payments

The Company’s accounting policy for share-based payments under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as stock options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company’s accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when stock options were forfeited. The Company elected to apply the IFRS 1 transition exemption (note 2(a)), whereby adjustments were only required to be made to stock options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of stock options that would not vest by using historical data, the resulting impact at January 1, 2010 was insignificant but for the year ended December 31, 2010 the impact was a reduction to stock based compensation of $1,046,000, of which $991,000 was credited to the statement of income and the balance of $52,000 to property, plant and equipment.

(iv)   Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group’s presentation currency.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The Company determined that three subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non- monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

The net impact was an increase in mineral properties of $5,030,000, offset by a charge to currency translation adjustment (“CTA”). The Company also elected to take the IFRS 1 exemption to deem cumulative translation adjustments to be zero at the date of transition to IFRS. Hence all existing CTA balances and the impact of the above adjustments as of January 1, 2010 were recorded against the opening accumulated deficit.

For the year ended December 31, 2010 the impact was a reduction of the mineral properties of $373,000, with an equal and opposite effect on total comprehensive income.

(v)    Convertible notes

As discussed in note 14, the Company issued $138,000,000 of convertible notes (“Notes”) in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an ‘other financial liability’, those transaction costs allocated to the debt were expensed, and those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount is recognized as accretion expense in the statement of income over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an ‘other financial liability’, and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an ‘other financial liability’ must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognized as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an ‘other liability’, which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt. Differences in accretion expense have been charged to the opening accumulated deficit at the date of transition. Also a proportion of the accretion was capitalized to the Pirquitas mineral property asset and as such the amount capitalized under IFRS differs from that under Canadian GAAP (note 26(c)(vi)).

Under IFRS the derivative liability is recognized as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach. The following assumptions were used to obtain the valuation:

	December 31,	January 1,	February 27,
	2010	2010	2008
Expected dividend yield (%)	0.0	0.0	0.0
Average risk-free interest rate (%)	4.13	4.58	4.62
Expected life (years)	17.25	18.25	20.0
Expected volatility (%)	57.5	60.0	60.0
Implied yield on straight debt (%)	11.39	12.6	11.85

The following table illustrates the differences in the carrying values of the debt and conversion option:

	Canadian GAAP	IFRS	Canadian GAAP	IFRS	Canadian GAAP	IFRS
	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value	Carrying value
	Inception	Inception	January 1, 2010	January 1, 2010	December 31, 2010	December 31, 2010
	$	$	$	$	$	$
Statement of financial position

Convertible notes - current	-	-	(2,076)	(2,076)	(2,076)	(2,076)

Convertible notes - long term	(99,144)	(95,371)	(110,739)	(107,895)	(118,203)	(116,125)

Derivative liability	-	(38,856)	-	(20,728)	-	(21,735)

Equity component of convertible notes	(37,383)	-	(37,383)	-	(37,383)	-

Property, plant and equipment (i)	-	-	-	797	-	-

Accumulated deficit	3,773	1,473	7,592	(12,705)	-	-

Statement of income

Interest expense	-	-	-	-	6,210	6,210

Interest accretion	-	-	-	-	7,531	8,230

Unrealized (gain) or loss on derivative instruments	-	-	-	-	-	1,007

(i) Impact of capitalized interest on property, plant and equipment (see note 26(c)(vi))

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(vi)   Borrowing costs

The Company’s accounting policy for capitalising borrowing costs during the construction of the Pirquitas mine was unchanged between Canadian GAAP and IFRS. However, owing to the change in accounting methodology for the Notes described in note 26(c)(v) above a greater amount of accretion expense was available for capitalisation. The Company retrospectively adjusted the accretion expense capitalized to mineral properties.

The impact was an increase in the mineral property asset of $797,000 at the date of transition to IFRS. Construction was completed prior to the transition to IFRS so there are no further GAAP differences recorded.

(vii)  Deferred income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognized on asset acquisitions under Canadian GAAP have been derecognized under IFRS and credited to the opening accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity’s taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The result of these differences was a reduction of $35,596,000 in the deferred tax liabilities recognized on the date of transition to IFRS, reflected in aggregate credits to mineral properties of $36,797,000 (of which $20,262,000 related to Pirquitas), and aggregate charges to opening accumulated deficit of $1,201,000. The impact on retained earnings in the year ended December 31, 2010 was a charge of $3,354,000.

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Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2011 and 2010 and January 1, 2010
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

A GAAP difference also exists in respect of the treatment of the tax effects of share issuance costs. While a deferred tax asset for these costs is recognized under both standards, IFRS requires the benefit to be credited to equity regardless of the period it was recognized, while under Canadian GAAP the benefit is reflected in net income if recognized in a period subsequent to when the issuance costs were incurred. As a result, for the year ended December 31, 2010, under Canadian GAAP an income tax recovery of $5,109,000 relating to share issuance costs was credited to earnings, but under IFRS this recovery has been credited directly to share capital. The effect of this adjustment has been reflected in the reconciliation of shareholders’ equity as at December 31, 2010.

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to certain foreign exchange and other adjustments. The impact was an increase in the deferred tax liability of $748,000 as at January 1, 2010 and a further increase of $5,543,000 as at December 31, 2010, with a corresponding increase to the tax expense for that year. These adjustments are not material to the previously presented financial information.

d)	Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated or used by the Company.

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